P.E. 1/31/02

02017034

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

NYOLIB1\RHG\176186.03

WLM

Attached hereto and incorporated by reference herein is the Registrant's (1) Notice of Extraordinary General Meeting of Shareholders to be held on February 7, 2002 and (2) Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: January 25, 2002

NYOLIB1\RHG\176186.03

ECI TELECOM LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 7, 2002

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of ECI Telecom Ltd. ("ECI" or the "Company") will be held at our executive offices at 30 Hasivim Street, Petach Tivka, Israel, on Thursday, February 7, 2002 at 10:00 a.m. (local time).

The agenda of the Extraordinary General Meeting will be as follows:

(a) Approval of amendments to ECI's Amended and Restated Articles of Association;

(b) Approval of amendment to the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991;

(c) Approval of compensation of ECI's new Chairman of the Board;

(d) Approval of compensation of certain other directors;

(e) Ratification and clarification of directors' indemnification; and

(f) Such other matters as may properly come before the meeting or any adjournment thereof.

Approval of proposal (a) above will require the affirmative vote of at least 75% of the shares present, in person or by proxy, and voting on the matter.

Approval of proposals (b), (c), (d) and (e) above will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of all the matters to be voted upon at the Extraordinary General Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to ECI's Amended and Restated Articles of Association ("ECI's Articles of Association"), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

Shareholders who are unable to attend the General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States.

By order of the Board of Directors,

Doron Inbar
President and Chief Executive Officer

ECI TELECOM LTD.

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by the board of directors for use at the Extraordinary General Meeting of Shareholders to be held on Thursday, February 7, 2002 and at any adjournment thereof.

Purpose of the Extraordinary General Meeting

The agenda of the Extraordinary General Meeting will be as follows:

(a) Approval of amendments to ECI's Amended and Restated Articles of Association;

(b) Approval of amendment to the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991;

(c) Approval of compensation of ECI's new Chairman of the Board;

(d) Approval of compensation of certain other directors;

(e) Ratification and clarification of directors' indemnification; and

(f) Such other matters as may properly come before the meeting or any adjournment thereof.

Approval of proposal (a) above will require the affirmative vote of at least 75% of the shares present, in person or by proxy, and voting on the matter.

Approval of proposals (b), (c), (d) and (e) above will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Voting

Only holders of record of the Ordinary Shares, nominal value NIS 0.12 per share, of ECI at the close of business on the meeting record date, December 31, 2001 are entitled to notice of, and to vote at, the Extraordinary General Meeting. ECI had 93,573,549 Ordinary Shares outstanding on the meeting record date. Each Ordinary Share outstanding on the meeting record date will entitle its holder to one vote upon each of the matters to be presented at the Extraordinary General Meeting. A quorum must be present in order for the Extraordinary General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 33 1/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the Extraordinary General Meeting. If within half an hour from the time established for the commencement of the Extraordinary General Meeting a quorum is not present, the meeting shall stand adjourned to Thursday, February 14, 2002, at the same time and place. If at the adjourned meeting a quorum is not present within one half hour from the time appointed for holding the meeting, the shareholders present shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

Proxies for use at the Extraordinary General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about January 10, 2002.

Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, e-mail or other personal contact. However, such parties will not receive additional compensation therefor. ECI will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our Ordinary Shares.

All Ordinary Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Extraordinary General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Extraordinary General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to our Secretary or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Extraordinary General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petach Tikva 49133, Israel, attention Corporate Secretary.

OWNERSHIP OF ECI SHARES

ECI has authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal value of NIS 0.12 per share. The following table sets forth, as of December 31, 2001, the number of shares owned by each shareholder known to ECI to be the beneficial owner of more than 5% of ECI's shares (the "Major Shareholders"). None of ECI's directors or senior managers beneficially owns 1% or more of ECI's Ordinary Shares. Although several of ECI's directors are officers or directors of ECI's Major Shareholders, such individuals disclaim beneficial ownership of the shares held by such Major Shareholders.

Name and Address(4)	Number of Ordinary Shares Owned	Percent of Shares Outstanding(1)
Koor Industries Ltd.(2) Platinum House 21 Ha'arba'ah Street Tel Aviv 64739, Israel	32,381,053	34.60
Clal Electronics Industries Ltd.(3) Azrieli Center 3 (The Triangular Tower) Tel Aviv 67023, Israel	14,622,194	15.63

(1) Percentages in this table are based on 93,573,549 Ordinary Shares outstanding as of December 31, 2001.

(2) The information regarding the shares beneficially owned by Koor Industries Ltd. ("Koor Industries") is based on information provided by Koor Industries to ECI.

(3) The information regarding the shares beneficially owned by Clal Electronics Industries Ltd. ("Clal Electronics") is based on information provided by Clal Electronics to ECI. Clal Electronics is a wholly owned subsidiary of Clal Industries and Investments Ltd. ("Clal Industries"). Clal Industries in turn is controlled by IDB Development Corporation Ltd. ("IDBD") (IDBD owns directly approximately 63.64% of the voting securities of Clal Industries). IDBD is controlled by IDB Holding Corporation Ltd. ("IDBH") (IDBH owns approximately 57.33% of the voting securities of IDBD).

(4) The information in this table does not take into account ECI's private placement, which is described in Proposal (a) below. Pursuant to the Subscription Agreement, entities affiliated with Aharon Dovrat and Shlomo Dovrat (the "Dovrat Group") are entitled to acquire 6,580,000 Ordinary Shares, which will represent upon closing approximately 6.17% of ECI's outstanding share capital. The members of the Dovrat

Group include Isal Amlat Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. The Subscription Agreement permits the transfer of such shares to persons affiliated with the Dovrat Group. Entities affiliated with the Ofer Brothers Group are entitled under the Subscription Agreement to acquire 6,580,000 Ordinary Shares, which will represent upon closing approximately 6.17% of ECI's outstanding share capital. The members of the Ofer Brothers Group include Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer. The Subscription Agreement permits the transfer of such shares to persons affiliated with the Ofer Brothers Group. The issuance of Ordinary Shares in the private placement will dilute the holdings of the Major Shareholders.

Pursuant to an Agreement entered into between Koor Industries and Clal Electronics on April 8, 1998 (the "Koor-Clal Agreement"), the parties agreed, among other things, to vote their respective Ordinary Shares to the effect that (i) the majority of the members of ECI's Board of Directors will be designated by Koor Industries as long as Koor Industries owns no less than a 15% interest in ECI; and (ii) 20% of the members of ECI's Board of Directors will be designated by Clal Electronics, as long as Clal Electronics owns no less than a 5% equity interest in ECI.

Furthermore, subject to certain exceptions and conditions provided in the Koor-Clal Agreement, if at any time prior to January 31, 2002 Koor Industries wishes to purchase additional Ordinary Shares, Koor Industries must first offer to buy such additional Ordinary Shares from Clal Electronics at a price per Ordinary Share which would be equal to or higher than the closing price of the Ordinary Shares on the last trading day prior to Koor Industries' notice to Clal Electronics of its intention to acquire such additional Ordinary Shares. Koor Industries may offer to buy such additional Ordinary Shares from Clal Electronics for a price lower than such closing price, if a bona fide offer to sell such additional Ordinary Shares at that lower price was made to Koor Industries by a third party.

The Koor-Clal Agreement also provides that, Clal Electronics may acquire additional Ordinary Shares, provided that such acquisition would not cause Clal Electronics' equity interest in ECI to exceed 15%, unless Clal Electronics receives an approval from the Israeli Comptroller of Restrictive Trade Practices to own more than a 15% equity interest in ECI.

Koor Industries and Clal Electronics also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue Ordinary Shares or any securities convertible into Ordinary Shares to Koor Industries or Clal Electronics or to any shareholder of ECI affiliated with Koor Industries or Clal Electronics, the other party shall be entitled to purchase Ordinary Shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

The Koor-Clal Agreement further provides that, subject to certain exceptions and conditions, if at any time prior to January 31, 2002 Clal Electronics wishes to sell additional Ordinary Shares it owns, it must first offer such Ordinary Shares to Koor Industries at a price per Ordinary Share which would be equal to or lower than the closing price of the Ordinary Shares on the last trading day prior to Clal Electronics' notice to Koor Industries of its intention to sell such Ordinary Shares. Clal Electronics may ask for a price higher than such closing price if a bona fide offer to purchase such additional Ordinary Shares at that higher price was made to Clal Electronics by a third party. Under certain circumstances specified in the Koor-Clal Agreement, Koor Industries might be required to pay Clal Electronics, at a later date, additional amounts for such additional Ordinary Shares. Clal Electronics was granted certain tag-along rights to join Koor Industries in a sale of Ordinary Shares by Koor Industries.

The Koor-Clal Agreement further provides that Koor Industries and Clal Electronics shall use their best efforts to cause ECI to enter into a registration rights agreement with Koor Industries and Clal Electronics. Such a registration rights agreement has not yet been entered into.

PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

Proposal (a) – Approval of Amendment to ECI's Articles of Association

On December 6, 2001, ECI entered into a Subscription Agreement, which provides for a $50 million private placement of Ordinary Shares at a purchase price of $3.80 per share. Upon consummation of this transaction, the investors will own approximately 12.3% of ECI's outstanding Ordinary Shares. One of the conditions to the consummation of this transaction is the adoption of an amendment to ECI's Articles of Association. The proposed amendment would give the proposed investors the right, subject to certain conditions, to directly appoint up to two directors to ECI's Board of Directors and would cancel the right of the Chairman of the Board to cast an additional, tie-breaking vote at meetings of the Board of Directors. Amendments to ECI's Articles of Association require shareholder approval.

Due to the continuing uncertainty in the telecom industry, the low visibility of ECI's revenues and the high level of ECI's indebtedness to various banks, the Board of Directors determined that it was in the best interest of ECI to raise new equity capital. With the advice of its financial advisor, Merrill Lynch International, ECI considered various transaction structures, including an equity offering to the public, a rights offering to existing shareholders and a private placement. ECI chose to conduct a private placement for a variety of reasons, including the following:

- the relative speed and simplicity of the transaction due to the absence of the need to prepare a prospectus and clear it with the Securities and Exchange Commission;
- the speed of the transaction, in turn, reduces the degree of market risk and the distraction of management; and
- the ability to benefit from the on-going involvement of talented prospective investors in the strategic guidance of ECI.

The issuance price of $3.80 per share reflects a 1% premium over the 30-day average market price of the Ordinary Shares prior to the announcement of the transaction. No warrants will be issued to the investors as part of the private placement. In addition, the investors undertook not to dispose of any of their shares for a one-year period. Thereafter, the investors will have the right to request that ECI register their shares for re-sale with the U.S. Securities and Exchange Commission and to sell shares as part of any public offerings effected by ECI.

The investors in the private placement are Isal Amlat Investments (1993) Ltd., an investment company that is publicly-traded in Israel, and other entities affiliated with Shlomo Dovrat, and entities affiliated with the Ofer Brothers in Israel. ECI's Board of Directors believes that in addition to strengthening the Company's capital base, these investors bring significant strategic strengths to ECI. Shlomo Dovrat has extensive experience in investing in and leading high-tech companies from inception to initial public offering or sale. He was the founder of Tecnomatix Technologies Ltd., a provider of Manufacturing Process Management software solutions, whose shares are traded on the Nasdaq National Market, and has served as its Chairman and Chief Executive Officer. He has led a number of acquisitions and both private and public offerings. Mr. Dovrat is a founding General Partner of Carmel Ventures, a $171 million, Israel-based venture capital fund whose limited partners include, among others, Citigroup, Partners Group, Swiss Life, AOL Time Warner and Siemens. Shlomo Dovrat is expected to actively contribute to ECI's strategic thinking and positioning.

The Ofer Brothers Group is one of Israel's largest holding groups active in hi-tech investments, shipping, banking, real-estate, chemicals, energy and other areas. The Group has extensive experience in the management of international companies including Zim Israel Navigation Company, Tower Semiconductors, and Israel Chemicals. The Ofer Brothers have been involved in a number of private and public offerings and manage and control venture capital funds.

Approval of this proposal will require the affirmative vote of at least 75% of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the meeting the following resolutions be adopted:

"RESOLVED, that the following shall be added to the end of Article 37 of ECI's Articles of Association:

'(h) Notwithstanding anything to the contrary in these Articles, the purchasers (and their permitted assigns) (collectively, the "Purchasers") under that certain Subscription Agreement dated as of December 6, 2001, among the Company, the Purchasers and G.L.E. Trust Services Ltd., as Escrow Agent (the "Subscription Agreement"), shall be entitled to directly appoint (by written notice to the Company) two Directors for so long as the Purchasers hold Ordinary Shares equal to at least 10% of the issued and outstanding Ordinary Shares (excluding treasury shares) and one Director for so long as the Purchasers hold Ordinary Shares equal to at least 5% of the issued and outstanding Ordinary Shares (excluding treasury shares) (the "Purchaser Directors"). Except as set forth below, the Purchaser Directors may be removed or replaced only by the Purchasers (by written notice to the Company). In the event of a change (a) in the number of Ordinary Shares held by the Purchasers or (b) in the number of Ordinary Shares issued and outstanding (excluding treasury shares), where such change would affect the number of Purchaser Directors if such number were to be recalculated following such change (collectively, a "Change"), the Purchasers shall, by written notice to the Company within two weeks following the Change, notify the Company of the new composition and number of the Purchaser Directors as necessitated by the Change. The non-Purchaser Directors of the Company (by a majority of such Directors voting on the matter) shall be authorized, in their absolute discretion, to allow the Purchaser Director(s) to remain on the Board of Directors despite such Change. Should the Change result in a reduction in the number of Purchaser Directors and the Purchasers fail to so notify the Company within two weeks following the Change, the Board shall be authorized, at its discretion, to remove any of the Purchaser Directors as necessitated by the Change. In addition, for so long as the Purchasers hold Ordinary Shares equal to at least 10% of the issued and outstanding Ordinary Shares (excluding treasury shares), the Purchasers shall have the right to propose that one Purchaser Director be named as Vice Chairman of the Board. Notwithstanding anything herein to the contrary, within 14 days' written notice thereof, (i) the appointment of any Purchaser Director may be rejected by the non-Purchaser Directors of the Company (by a majority of such Directors voting on the matter) in their reasonable discretion, and (ii) the proposal to name any Purchaser Director as Vice Chairman shall be subject to the approval of the non-Purchaser Directors of the Company (by a majority of such Directors voting on the matter) in their absolute discretion. The terms of compensation of the Vice Chairman shall be subject to the approval the non-Purchaser Directors of the Company (by a majority of such Directors voting on the matter) and to applicable law. The rights in this paragraph (h) shall expire at the commencement of the Company's Annual General Meeting for the year 2005 (i.e., held during the year 2005), the agenda of which includes the election of Directors, and as long as they are so in force, the Purchasers shall have no voting rights in respect of the election of other Directors. Any rights of the Purchasers under this paragraph (h) shall be exercisable by Purchasers holding at least 75% of the total number of Ordinary Shares then held by the Purchasers. For purposes of this paragraph (h), the number of Ordinary Shares held by any Purchaser shall include only those Ordinary Shares purchased pursuant to the Subscription Agreement and any Ordinary Shares acquired by such Purchaser, within 60 days, to avoid dilution in its relative ownership percentage represented by such Ordinary Shares caused by an issuance of shares by the Company in connection with any equity financing or acquisition. If purchasers of Anti-dilution Shares by the Purchasers during such 60-day period cause the holdings of the Purchasers to cross the requisite 5% or 10% ownership threshold set forth above, then the Purchasers shall be entitled to reinstate their rights lost as a result of a Change by notifying the Company within 14 days of the end of such 60-day period of the identity of the proposed Purchase Director (and proposed Vice Chairman, if applicable), the number of Ordinary Shares purchased and the dates of such purchases and, at the request of the Company, providing satisfactory evidence of such purchases.'

RESOLVED, that Article 47(b) of ECI's Articles of Association be replaced in its entirety with the following: "The Chairman of the Board shall not have a second and deciding vote at any Board meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Proposal (b) – Approval of an increase in the number of authorized Ordinary Shares reserved for purposes of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991

In 1991, the shareholders of ECI approved the adoption of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "Incentive Plan"). The Incentive Plan is administered by or under the supervision of the Board of Directors of ECI. The Board of Directors has the authority to designate grantees, designate the number of Ordinary Shares to be covered by each option and, subject to certain restrictions, specify the terms of the options. The Incentive Plan provides that options may be granted to any officer, key employee or other employee of ECI and its subsidiaries (including employees who are also directors, each an "Employee") pursuant to qualified plans under Israeli law and to any Employee, consultant or contractor of ECI and its subsidiaries under a non-qualified plan.

The Incentive Plan is in the form of an Israeli "master" plan whereby the Board of Directors is granted the authority to devise the specific "sub-plans" which apply to Employees, consultants and contractors in a specific country and under which options will be granted, with the significant terms of all of the sub-plans having already been included in the Incentive Plan approved by the shareholders of ECI. Under the Incentive Plan, options may be granted at an exercise price of not less than 80% of the fair market value per share of the Ordinary Shares on the date of grant.

Section 6 of the Incentive Plan, as previously amended, permits the granting of options to purchase up to an aggregate of 14,760,700 Ordinary Shares. As of November 30, 2001, options to purchase up to an aggregate of approximately 12,000,000 Ordinary Shares have been granted under the Incentive Plan (after taking into account cancellations of options granted), leaving a remainder of approximately 2,760,700 authorized but unissued Ordinary Shares for the purposes of the Incentive Plan.

In order to allow ECI to continue to use the Incentive Plan for its intended purposes, the Board of Directors has adopted, subject to the approval of the shareholders, amendments of the Incentive Plan which permit an increase of 12,000,000 in the Ordinary Shares reserved for the Incentive Plan.

Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the meeting the following resolution be adopted:

"RESOLVED, that the first sentence of Section 6 of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 be amended to provide: 'ECI has reserved 26,760,700 of authorized but unissued Ordinary Shares (nominal value NIS 0.12 per share) for purposes of the Plan . . . [remainder unchanged].'"

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal (c) – Approval of compensation of Chairman of the Board

ECI has recently announced that its Board of Directors has accepted the recommendation of its Chairman of the Board, Jonathan Kolber, to appoint David Ball, former Chairman of Nortel plc, as ECI's Chairman of the Board in his stead. Mr. Kolber will remain a director of ECI and will continue to serve as Chairman of the Executive Committee.

David Ball has vast experience in all aspects of corporate management. He has served on the boards of over 50 companies in Europe, the United States, Africa and the Middle and Far East. Mr. Ball has over 20 years experience in various chief executive positions. He has held senior executive positions at Nortel including, among others, Senior Vice President of Nortel, Chairman of Nortel plc and affiliated companies, and President and CEO of Nortel Public Carrier Networks, Europe. A Chartered Engineer, Mr. Ball was elected a Fellow of the Royal Academy of Engineering in 1998.

ECI's Audit Committee and Board of Directors have approved Mr. Ball's Executive's Service Agreement. According to applicable law, such agreement requires shareholder approval, as well.

Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the meeting the following resolution be adopted:

"RESOLVED, that the Executive's Service Agreement, dated December 11, 2001, between ECI and David Ball be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal (d) – Ratification and approval of compensation for certain directors

The Executive Committee of ECI's Board of Directors meets frequently to deal with various issues that arise between meetings of the Board of Directors, and conducts extensive meetings, at times full-day meetings. In order to compensate the members of the Executive Committee for their additional time and effort, ECI proposes to pay each member up to US$1,000 per each full day of work performed in connection with the Executive Committee (pro rated for partial days), effective as of January 1, 2001, plus a one-time grant of options to purchase 30,000 Ordinary Shares at the market price of the Ordinary Shares on the date of grant. This compensation will not be paid to members of the Executive Committee who are employees of ECI or nominees of major shareholders of ECI or to the Chairman or Vice Chairman of the Board. According to applicable law, this compensation requires approval of ECI's Audit Committee, Board of Directors and shareholders.

This proposal requires the approval of ECI's Internal Audit Committee, Board of Directors and Shareholders. The shareholder approval will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the meeting the following resolutions be adopted:

"RESOLVED, that compensation to each member of the Executive Committee of the Board of Directors of ECI in the amount of $1,000 cash per each full day of work performed in connection with the Executive Committee (pro rated for partial days), effective as of January 1, 2001, and a one-time grant of options to purchase 30,000 Ordinary Shares at the market price of the Ordinary Shares on the date of the grant, be ratified and approved, provided that such compensation shall not be payable to any member who is an employee of ECI or a nominee of a Major Shareholder of ECI or to the Chairman or Vice Chairman of the Board of ECI."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Proposal (e) – Ratification and Clarification of Directors' Indemnification

The Israeli Companies Law, 1999 (the "Companies Law"), expressly permits a company, inter alia, to prospectively indemnify its directors against liability arising from their acts or omissions as directors. ECI's Articles of Association authorize the Company, subject to the approval of shareholders, to indemnify its directors prospectively for:

(i) a financial obligation imposed on a director in favor of another person by a court judgment, including a compromise judgement or an arbitrator's award which has been confirmed by a court; and

(ii) reasonable litigation costs, including lawyer's fees, expended by the director or which were imposed on the director by a court, in proceedings instituted against the director by the Company or in its name or by any other person, or in a criminal charge of which the director was acquitted, or in a criminal charge of which the director was convicted for a criminal offense that does not require proof of criminal intent.

The Company may undertake to indemnify a director as aforesaid prospectively, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances.

The Companies Law provides that a company may not indemnify a director for (a) a breach of the director's duty of loyalty toward the company unless the director acted in good faith and had reasonable grounds to assume that the action would not harm the company; (b) a breach of the director's duty of care done intentionally or recklessly; (c) an intentional act intended to unlawfully yield a personal profit or (d) a fine or a penalty imposed upon the director.

In August 2001, the Audit Committee and the Board of Directors of the Company unanimously resolved to grant the Company's directors, who may serve the Company from time to time, prospective indemnification to the fullest extent permitted by law and to provide each of them with an indemnification letter substantially in the form attached as Annex "A" hereto.

At ECI's Annual General Meeting held in October 2001, ECI's shareholders approved the prospective undertaking of the Company to indemnify each member of the Company's Board of Directors as aforesaid. However, the Proxy Statement furnished to ECI's shareholders with respect to the Annual General Meeting, mentioned only the Company's directors and did not mention explicitly the Company's directors who may serve from time to time in the future. To avoid any doubt about the authority of the Company to prospectively undertake to indemnify any of its directors who may serve from time to time, it is proposed that at the meeting the following resolution be adopted. Approval of the following proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter:

"RESOLVED, to ratify and to clarify the Company's authority to prospectively undertake to grant a prospective undertaking to indemnify each member of the Company's Board of Directors, who may serve the Company from time to time, to the fullest extent permitted by law, and to provide him with the Indemnification Letter substantially in the form attached as Annex "A" to this Proxy Statement."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Other matters

It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters should come before the meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

By order of the Board of Directors,

Doron Inbar
President and Chief Executive Officer

Dated: January 7, 2002

ANNEX "A"

Form of Indemnification Letter

Date:________

____

____

Dear __________:

Letter of Indemnification

ECI Telecom Ltd. ("ECI") hereby undertakes to indemnify you, as a director of ECI, to the fullest extent permitted by law, in respect of obligations and costs specified below that may be imposed on you in connection with and in the scope of your acts and omissions as a director of ECI (including activities in which you participated prior to the date of this indemnification letter), as follows:

(i) a financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award which has been confirmed by a court; and

(ii) reasonable litigation costs, including lawyer's fees, expended by you or which were imposed on you by a court, in proceedings instituted against you by ECI or in its name or by any other person, or in a criminal charge of which you were acquitted, or in a criminal charge of which you were convicted for a criminal offense that does not require proof of criminal intent.

The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled, directly or indirectly, by ECI, or in your capacity as a director (or observer at meetings of the board of directors) of a company not controlled by ECI but where your appointment as a director (or observer) results from ECI's holdings in such company.

Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1. That you notify ECI within a reasonable time of your learning of any legal proceedings instigated or initiated against you in connection with any event that may give rise to indemnification and that you provide ECI, or anyone specified by ECI, with all documents related to the proceeding in question.

2. Other than with regard to proceedings that have been initiated against you by ECI or in its name:

2.1 ECI reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). ECI or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to ECI. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform ECI and you will be entitled to appoint a different counsel reasonably acceptable to ECI and the terms of this indemnification letter shall apply to the new appointment.

2.2 If, in accordance with this Section 2, ECI has taken upon itself the conduct of your defense, then ECI's obligation to reimburse you for your legal fees and expenses that you may incur in connection with your defense shall be only to the extent that it has expressly agreed to do so in writing subsequent to this letter of indemnification.

2.3 ECI will have no liability or obligation pursuant to this indemnification letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without ECI's consent to such compromise or settlement.

2.4 In the event of criminal proceedings, ECI and legal counsel will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. In a civil proceeding (whether before a court or an arbitrator or as a part of a settlement or a compromise arrangement), ECI and legal counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent ECI, and legal counsel with the approval of ECI, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent provided that such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law. In addition, if ECI should decide to settle by arbitration or a settlement or any other compromise arrangement, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel.

2.5 If ECI so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate, as reasonably requested, with ECI and any appointed legal counsel and ECI shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3. That ECI will not be required to pay any amounts under this letter of indemnification that were, in fact, already paid to you or on your behalf through or in connection with insurance or any other indemnification obligations undertaken to you by anyone in ECI. ECI will be entitled to any and all amounts collected from a third party in connection with liabilities indemnified hereunder.

4. That upon your request for payment in connection with any indemnifiable event pursuant to this indemnification letter, ECI shall complete all the necessary arrangements required by the law for payment and shall use its best efforts to obtain the necessary authorizations, if required. If any authorization should be required for payment, and such payment is not so authorized for any reason, such payment or the relevant part thereof will be subject to the approval of the court (if relevant) and ECI shall use its best efforts to obtain such authorization.

5. That in the event that you are indemnified and paid amounts in accordance with this letter of indemnification in connection with a legal proceeding, and subsequent thereto, it becomes evident that you were not entitled to such amounts, such amounts are to be considered as a loan given to you by ECI subject to interest at the rate specified in section 3(9) of the Income Tax Ordinance or any successor section. You shall repay such amounts in accordance with the payment plan and schedule determined by ECI in writing.

6. That you shall continue to remain entitled to indemnification by ECI as provided in this letter of indemnification after you are no longer a director of ECI, provided that the events that give rise to the payments, costs and expenses for which indemnification is being sought occurred while you were a director.

7. That ECI will not indemnify you for any amounts you may be obligated to pay in respect of the following matters:

7.1. A breach of your duty of loyalty to ECI, unless you acted in good faith and had reasonable cause to assume that the action would not prejudice the interests of ECI.

7.2. A breach of the duty of care made intentionally or with recklessness ("*pzizut*"), as established by the judicial authority that ruled in the relevant proceeding.

7.3. An intentional act intended to unlawfully yield a personal profit, as established by the judicial authority that ruled in the relevant proceeding.

7.4. A fine or a penalty imposed on you.

7.5. A counterclaim made by ECI or in its name in connection with a claim against ECI filed by you.

8. The indemnification set forth in this letter of indemnification shall include all the financial obligations and the costs incurred by you that are covered by clauses (i) and (ii) of the introductory paragraph of this letter, relating to each of the following subjects:

8.1. Any offering by ECI of securities in ECI, and/or any sale of securities in ECI by a shareholder, to private investors and/or to the public and listing of such securities, and/or the offer by ECI to purchase securities from the public and/or from private investors or other holders and any undertakings, representations, warranties and other obligations related to any such offering or sale and ECI's status as a public company or as an issuer of securities.

8.2. ECI's status, obligations and/or actions as a public company, and/or the fact that ECI's securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq Stock Market), whether in Israel or abroad.

8.3. ECI's business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI's equipment and/or products and/or any marketing plans and/or publications.

8.4. ECI's undertakings, activities and communications with the authorities with respect to its business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI's equipment and/or products and/or any marketing plans and/or publications.

8.5. Investments made by ECI and/or its subsidiaries and/or its affiliates in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of ECI and/or any subsidiary thereof and/or any affiliate thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

8.6. The merger, acquisition or other business combination or any such proposed transaction of ECI, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of ECI, any of its subsidiaries and/or any of its affiliates.

8.7. Labor relations and/or employment matters in ECI, its subsidiaries and/or its affiliates and trade relations of ECI, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

8.8. The testing of equipment and/or products developed and/or marketed by ECI, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such equipment and/or products.

8.9. The intellectual property of ECI, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

8.10. Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of ECI, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

8.11. The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

8.12. The sale, purchase and holding of negotiable securities or other investments for or in the name of ECI, and/or a subsidiary and/or an affiliate.

8.13. The exposure to market risks (including, without limitation, movements in currency-exchange rates and interest rates) and the management thereof.

8.14. Class actions, derivative actions or any other legal proceedings against you and/or ECI and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in ECI or on its behalf.

8.15. Any other actions which can be anticipated for companies of the type of ECI, and which the Board of Directors may deem appropriate.

9. Although ECI cannot accurately predict the maximum exposure with respect to any of the above subjects, ECI believes that an amount of US$ 15,000,000 (fifteen million United States dollars) per subject (under this letter of indemnification together with any prior and future indemnification letter, if granted to you) is a reasonable maximum for the indemnification set forth herein. However, in the event you would have been entitled to additional indemnification but for this maximum, ECI will consider in good faith increasing this maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis.

10. For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from ECI's right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay (including financial obligations imposed on you following class actions proceedings, if applicable) without the limitations set forth above.

If any undertaking included in this indemnification letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

This letter of indemnification and all issues related thereto shall be governed by the laws of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with all matters that arise regarding this letter of indemnification.

Very truly yours,

ECI Telecom Ltd.

By: ______________________________

Name   Position

I accept the terms and conditions of the above letter of indemnification.

______________________   ______________________

[Director]   Date